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                                                                    Exhibit 12.1

Exhibit 12.1 Madison River Capital, LLC Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)

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                                                              1996               1997
                                                        ----------------   ----------------    1998      1999       2000
                                                                 Madison            Madison   Madison   Madison    Madison
                                                        Mebcom    River    Mebcom    River     River     River      River
                                                       --------  -------   ------   -------   -------   -------    -------
Income (loss) before income taxes                         874     (436)     1,282     (973)   (2,882)   (13,565)    (56,376)
Fixed charge:
  Interest expense                                        428       16        409       31     3,893     22,443      61,267
  Amortizaton of debt expense                               -        -          -        -         -          -         117
  Rental expense                                            -        -          -        -         -          -           -
Total fixed charges (denominator)                         428       16        409       31     3,893     22,443      61,384
Earnings (numerator)                                    1,302     (420)     1,691     (942)    1,011      8,878       5,008
Ratio of earnings to fixed charges                        3.0        -        4.1        -         -          -           -
Insufficiency of earnings to cover fixed charges            -      436          -      973     2,882     13,565      56,376





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